FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Timken, Jr., W. R.	2. Issuer Name and Ticker or Trading Symbol The Timken Company (TKR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman
(Last) (First) (Middle) The Timken Company 1835 Dueber Avenue, S.W.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/15/03
(Street) Canton, OH 44706		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								293,878	D
Common Stock								490	I	Savings Inv. Plan
Common Stock								46,575	I	By Spouse(1)
Common Stock								44,498	I	Co-Trustee(2)
Common Stock								44,498	I	Co-Trustee(3)
Common Stock								44,498	I	Co-Trustee(4)
Common Stock								44,498	I	Co-Trustee(5)
Common Stock								24,000	I	Co-Trustee(6)
Common Stock								1,000	I	Co-Trustee(7)
Common Stock								557,500	I	Co-Trustee(8)
Total								1,101,435
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Restricted Stock Units	Note(9)							Note(9)	Note(9)	Common Stock	2,559		1	D
Restricted Stock Units	Note(10)							Note(10)	Note(10)	Common Stock	5,388		1	D
Options to buy	18.6875							Note(11)	4/18/05	Common Stock	28,000		1	D
Options to buy	22.0625							Note(12)	4/16/06	Common Stock	31,000		1	D
Options to buy	26.4375							Note(13)	4/15/07	Common Stock	80,000		1	D
Options to buy	33.75							Note(14)	4/21/08	Common Stock	90,000		1	D
Options to buy	19.4375							Note(15)	11/18/08	Common Stock	10,000		1	D
Options to buy	19.5625							Note(16)	4/20/09	Common Stock	127,000		1	D
Options to buy	15.875							Note(17)	4/18/10	Common Stock	135,000		1	D
Options to buy	15.02							Note(18)	4/17/11	Common Stock	135,000		1	D
Options to buy	25.40							Note(19)	4/16/12	Common Stock	100,000		1	D
Options to buy	17.56	4/15/03		A		1		Note(20)	4/15/13	Common Stock	165,000		1	D
Total													12

Explanation of Responses:

(1) DISCLAIMER: Undersigned disclaims any beneficial ownership.
(2) By self as Co-Trustee for W.R. Timken Trust IV FBO Kristin Cole Timken. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(3) By self as Co-Trustee for W.R. Timken Trust V FBO Henry H. Timken II. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(4) By self as Co-Trustee for W.R. Timken Trust VI FBO W.R. Timken III. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(5) By self as Co-Trustee for W.R. Timken Trust VII FBO Mark P. Timken. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(6) By self as Co-Trustee for W.R. Timken Trust FBO Great Grandchildren. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(7) By self as Co-Trustee for Riley Roux Timken Irrevocable Trust. DISCLAIMER: Undersigned disclaims any beneficial ownership.
(8) By self as Co-Trustee for Trust U/Will of H.H. Timken, Jr.
(9) Reflects rights to receive shares of Common Stock earned as dividend equivalents on employee stock options granted under The Timken Company 1985 Incentive Plan or Long-Term Incentive Plan pursuant to a transaction exempt under Rule 16b-3. Each unit is equivalent to one share of Common Stock which is distributable following termination of employment.
(10) Reflects rights to receive shares of Common Stock earned as dividend equivalents on employee stock options granted under The Timken Company 1985 Incentive Plan or Long-Term Incentive Plan pursuant to a transaction exempt under Rule 16b-3. Each unit is equivalent to one share of Common Stock which is distributable one year following termination of employment.
(11) Option was granted to the reporting person under the Timken Company Long-Term Incentive Plan pursuant to an exemption under Rule 16b-3. Option becomes exercisable in annual 25 percent increments beginning on April 18, 1996, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or other similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis.
(12) Employee stock option with limited transferability granted pursuant to The Timken Company Long-Term Incentive Plan. Option becomes exercisable in annual 25 percent increments beginning on April 16,1997, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or other similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis.
(13) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 16,1998, the first anniversary of the date of the grant.
(14) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 21,1999, the first anniversary of the date of the grant.
(15) Employee stock option with limited transferability granted pursuant to The Timken Company Long-Term Incentive Plan. Option becomes 100 percent exercisable on May 18, 2000, eighteen months after the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or other similar event.
(16) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 20, 2000, the first anniversary of the date of the grant.
(17) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 18, 2001, the first anniversary of the date of the grant.
(18) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 17, 2002, the first anniversary of the date of the grant.
(19) Same as (12) above, except option becomes exercisable in annual 25 percent increments beginning on April 16, 2003, the first anniversary of the date of the grant.
(20) Same as [12] above, except option becomes exercisable in annual 25 percent increments beginning on April 15, 2004, the first anniversary of the date of the grant.

By: /s/ W.R. Timken, Jr **Signature of Reporting Person	4/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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